FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated November 9, 2004, entitled “AFP Provida S.A. reports its results at September 30, 2004.”

Item 1

FOR IMMEDIATE RELEASE Contact: Maria Paz Yañez Planning and Control Manager Phone: (56-2) 351-1209 Fax: (56-2) 679-2320 E-mail: myanezm@afpprovida.cl

Santiago, Chile – November 9, 2004 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended September 30, 2004. All figures are expressed in Chilean pesos and were prepared in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures for September 30, 2003 are inflation adjusted by the year on year CPI figure of 1.6% .

AFP PROVIDA S.A. reports its results at September 30, 2004

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2004

Ü	Net income to September 2004 reached Ch$23,910.9 million representing a 4.9% real decrease on the figure recorded for the same period of 2003, basically due to non-operating factors. Indeed, the Company presents a favorable operating performance sustained by both higher fee income and lower expenses mainly related to the life and disability insurance premium and higher remunerations to administrative and sales personnel. Likewise, non-operating factors that affected the result basically refer to other non-operating revenues net since the extraordinary profit attained on the sale of AFPC Porvenir in Colombia was included in 2003, and to lower results from related companies. In consequence, earnings per share at September 2004 reached Ch$72.17 while in the same period of 2003 they reached Ch$75.90.

Ü	Concerning operating revenues, they grew 4.2% with respect to the same period last year which is basically sustained by higher fee income (5.5%) given higher collection levels which were partially offset by lower gains on mandatory investments (12.6%) due to extraordinary levels of returns exhibited in stock markets during 2003. Moreover, operating expenses slid 6.2% with respect to the previous year, where the lower L&D insurance cost is highlighted due to lower provisions and payments for unfavorable casualty rate given the application of the accrued criterion over provisions that acknowledges the casualty rate in the contract coverage period. In addition to the above, the administrative personnel remunerations decreased mainly due to lower severance payments and cost savings given the lower staff in the period, adding lower sales personnel remunerations fundamentally due to less requirements of variable incentive payments (commissions and rewards) according to the lower commercial activity in the period. Partially offsetting this favorable evolution, the period recorded higher administrative expenses related mainly associated to the redesign of the commercial and distribution model that led to an externalization process, adding the costs related to the services rendered to AFC. As a result it highlights, the operating income of Ch$28,447.8 million higher by 37.1% or Ch$7,697.4 million to the previous year and the Core Business (defined as the difference between fee income and operating expenses) that rose 88.3% or Ch$8,184.1 million.

Ü	With respect to non-operating results, they decreased by Ch$10,608.5 million basically as a product of an extraordinary profit by Ch$9,709.3 million attained on the sale of AFPC Porvenir in Colombia in 2003 recognized as other income net. Additionally, affiliates generated lower results by Ch$1,919.9 million that internationally were affected mainly by the exchange rate effects and the exclusion of AFPC Porvenir results in Colombia and locally, by higher losses of two subsidiaries (PreviRed.com and AFC) that have not yet reached break-even point.

Ü	Since Provida became the sole shareholder of AFP Genesis (Ecuador) and has a 70% equity interest in AFP Porvenir (The Dominican Republic), Provida’s financial statements are consolidated with those subsidiaries, which implied to recognize in different components of its results, a net income of Ch$324.3 million of AFP Genesis and a net loss of Ch$291.5 million of AFP Porvenir during the first nine months of 2004.

On September 8, 2004, Provida released the approval of the merger by absorption of AFP Porvenir S.A. by BBVA Crecer AFP, also in the Dominican Republic, transaction that was materialized in October 2004. The appraisal of both companies resulted in an exchange of 1 share in AFP Porvenir S.A. for 1 share in BBVA Crecer AFP. As a consequence of the foregoing, Provida Internacional S.A. will retain a 35% equity interest in BBVA Crecer AFP after the merger. Banco Bilbao Vizcaya Argentaria S.A., which has a 70% equity interest in BBVA Crecer AFP, will retain a 35% interest in the equity capital of the merged company while the Progreso Group, a Dominican financial group, which now has a 30% interest in both companies, will retain 30% in the merged company.

Ü	At September 30, 2004, Provida maintains its leading position in the Chilean pension fund industry, totaling US$16,838 million in assets under management that represents a market share of 31.6%. Regarding clients, the affiliates portfolio ascended to 2.95 million at September 2004 and according to the information available at August 2004 Provida’s market share was 42.0%.

HIGHLIGHTS OF THE THIRD QUARTER 2004

Ü	Net income for the third quarter 2004 (3Q04) amounted to Ch$7,543.1 million, Ch$1,581.8 million or 17.3% lower than the figure obtained in the third quarter of 2003 (3Q03). The above owes much to the extraordinary profit by Ch$9,709.3 million attained on the sale of AFPC Porvenir in Colombia in 3Q03, which was recognized as other income net. During the period, the increase of operating income by 135.2% or Ch$5,237,0 million stands out, where the operating revenues increase was accompanied by a reduction of operating expenses basically referred to life and disability insurance given the application of the accrued criterion over provisions that have implied to acknowledge the casualty rate in the coverage period of the contract; as well as savings in sales force remunerations resulting from the lower commercial activity in the period.

Ü	After the close of the third quarter, Provida sold its equity interest in AFP Crecer to “Fondo Universal S.A. de C.V.” in October 2004, an entity that already had participation in the AFP. The amount of the transaction, which is still subject to a due diligence process, has been established in US$64.35 million for 100% of the company, corresponding to Provida a 19% of such amount, that is, Ch$12.23 million, which would generate an estimated profit of US$3 million. This operation responds to a joint strategy with BBVA Group to arrange and reinforce Provida’s investments in Latin America that was initiated in 2003, considering the rather financial nature of the investment, in a mature market with low growth perspectives.

AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico, El Salvador and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America	Business Drivers	September, 2004	Market Share
	Number of Affiliates	2,954,459	41.98%	(1)
	Number of Contributors	1,376,877	41.38%	(1)
	Number of Pensioners	310,780	37.92%

	Collection Base (US$ Million)	574	32.86%	(1)
	AUM (US$ Million)	16,838	31.59%
	Pension Fund Average Real Return (Acum 2004)	5.96%
	Pension Fund A Real Return (Acum 2004)	5.95%
	Pension Fund B Real Return (Acum 2004)	5.73%
	Pension Fund C Real Return (Acum 2004)	6.22%
	Pension Fund D Real Return (Acum 2004)	5.48%
	Pension Fund E Real Return (Acum 2004)	5.18%

	Other Variables	September, 2004	Market Share
	Number of Branches	110	41.83%
	Number of Administrative Employees	1,062	32.03%	(2)
	Number of Sales Agents	561	24.38%	(2)

	(1) Market Share in August, 2004.
	(2) Market Share in June, 2004.

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST NINE MONTHS OF 2004
  The Chilean economy has continued to strengthened, which is reflected in the monthly economic activity index IMACEC was 7.7% in September 2004, accumulating a growth of 5.5% for the first nine months of the year, a figure that is congruent with the growth expectations of expert opinion for the year. The latter was accompanied by an inflation level in line with the Central Bank’s medium term targets which in cumulative terms ascended to 2.3% in the period, recording just a 0.1% in September, a figure that had not been seen since the 1930 crisis.

  This evolution has surged in a favorable foreign context in view of the consolidation of a worldwide growth where Chile has experienced a significant improvement in terms of trade exchange sustained by its export prices especially copper. Additionally, an investment recovery is noticed, locating the capital imports in the highest levels since 1998 in line with the macroeconomic impulse characterized by the good external conditions and an expansive monetary policy. In fact, not only household loans (consumer and housing) have increased but also those destined to companies both banking and alternative loans for small-size companies (leasing and factoring). Likewise, large-size companies have continued to place bonds in the local market and even some of them have taken advantage of the favorable conditions of the stock market to issue shares.

  In the short term, the aforementioned factors have compensated the consumption impulse reduction resulting from the high price of oil; this is directly affecting those sectors that have restrictive access to credits. Additionally, the rise in the crude oil price leads to an inflation rate increase, that this not expected to affect other prices; therefore, inflationary prospects for the year are around 3%. Considering the evolution and projection of inflation rates as well as trends and perspectives with respect to the economic activity and expenditure, the Central Bank increased the monetary interest rate in 25 basis points.

  Concerning the labor market, a factor of great importance to the pension industry, the unemployment rate has experienced an upward trend. In figures, the unemployment rate for July-September quarter reached 9.7%, representing an increase of 0.3 points in twelve months and a decrease of 0.2 points with respect to the last quarter (9.9%). This, as a consequence of the labor force expanded by 2.4% per year (6,157,300 workers), while the number of employed that totaled 5,557,770 workers in July-September period, evidenced an increase of 2% in twelve months, equating to 107,090 jobs. Likewise, salaried workers climbed 3.6% per year, whereas self-employers declined 3% in twelve months.

  However, such a trend is compatible with the levels of economic activity and real salaries, as the rise in the unemployment rate and the relative stagnation of the employment growth rate are basically associated with a reduction in the number of self-employed and also a reduction in the number of people employed by the agricultural sector. On the other hand, salaried workers -who account for around 65% of the total employed representing a segment that is much more sensitive to the economic cycle than the self-employed sector- are showing increasing variation rate per year and higher unseasonable levels.

  Information on the labor market over the last 4 years indicates that it is adjusted to the macroeconomic conditions. Firstly, the process of a rise in the number of precarious jobs due to the negative economic shocks in 2001 and 2002 in conjunction with the labor market rigidities impeded a more flexible employment adjustment. Similarly, and as the economic environment improves, formal employment starts to recover, initially with a number of self- employed moving to the formal employed sector. Should the employment formalization process continue, the current unemployment rates are less likely to dampen the optimistic outlook for workers. As a matter of fact, a further formalization process is evident from the different types of jobs. In the formal sector the increase in the number of managers, administrators and executives stands out (with an increment of 20.5% in June-August quarter and an annual expected growth over 6%), as well as the increase in the number of office clerks that jointly represent 24% of total employment. On the contrary, an important drop in the number of sales agents (-2.2%) and craftsmen (-3.4%) are recorded, that is rather associated with the informal market and represent 28% of the total employment.

  Finally in terms of prospects, during the next months, the unemployment rate is expected to experience an important reduction due to seasonal factors typical of end of the year. In fact, according to the Santiago Chamber of Commerce’s preliminary estimations, the number of unemployed should decrease in 120,000 at December from the current 600,000, with a projected unemployment rate for December around 7.8% and the average for the year would be around 8.7%.

  Provida’s Net Income to September 2004 reached Ch$23,910.9 million, equivalent to an average return on equity of 19.5%, and a real decrease of 4.9% or Ch$1,236.2 million with respect to the same period last year.

  In operating terms, revenues rose 4.2% as a result of the good performance shown by fee income given the favorable evolution in collection levels, an effect partially offset by lower gains on mandatory investments resulting from the extraordinary returns obtained during 2003 sustained by the recovery observed in stock markets. Operating expenses dropped 6.2% due to the contribution of most of their components. In the above, the lower cost of L&D premium is highlighted because of lower provisions for unfavorable casualty rate in view of the application of the accrued criterion over provisions that acknowledges the casualty rate in the coverage period of the contract. Adding to this are lower administrative personnel remunerations stemming from lower severance payments since an extraordinary retirement plan was in force in 2003 and savings by the lower number of administrative staff maintained in the period; as well as lower sales force remunerations mainly associated with the payments of variable incentives due to lower commercial activity in the period. These favorable factors were partially offset by higher administrative expenses referred to the redesign of the commercial and distribution model that led to an externalization process (collection and pension payments) originated by agencies’ reconversion and the hiring of outsourcing services basically related to the AFC.

  Given the favorable evolution shown by revenues and expenses, operating income grew by Ch$7,697,4 million or 37.1% in real terms with respect to the same period of 2003, adding the outstanding result of the Core Business (defined as the difference between fee income and operating expenses) that climbed 88.3% or Ch$8,184.1 million.

  In reference to non-operating result, this diminished 95.3% or Ch$10,608.5 million, mainly due to lower other non operating revenues resulting from the extraordinary profits generated in September 2003 on the sale of AFPC Porvenir in Colombia. Adding to the above are lower earnings stemming from related companies, that internationally were affected by the exclusion of AFPC Porvenir’s results in Colombia after its sale in September 2003, by the Chilean peso appreciation with respect to the dollar (7.9% respect to September 2003) and by the lower earnings obtained by AFORE Bancomer in Mexico. In domestic terms, PreviRed.com and AFC recorded higher losses since they have not yet reached break-even point.

  Regarding income taxes, lower expenses are recorded in the period, which is explained by the fact that in September 2003 the tax of Ch$3,750.9 million was included for the sale of AFPC Porvenir in Colombia. Excluding this, the tax expense increased by Ch$2,112.1 million as a result of the higher current tax rate (16.5% in 2003 versus 17.0% in 2004) and the adjustments on tax expense fundamentally referred to deferred taxes from the 2003 tax liquidation made in April 2004.

	Sep-04	Sep-03	Change	%
	(Million of constant Chilean pesos at September 30, 2004, except percentages)
Operating Income	28,447.8	20,750.4	7,697.4	37.1%
Total Operating Revenues	89,855.4	86,237.9	3,617.5	4.2%
Total Operating Expenses	(61,407.6)	(65,487.5)	4,079.8	-6.2%

Other Income (Expenses)	525.8	11,134.2	(10,608.5)	-95.3%

Income Taxes	(5,098.6)	(6,737.5)	1,638.9	-24.3%

Minority Interest	36.0	(0.0)	36.0

Net Income	23,910.9	25,147.1	(1,236.2)	-4.9%
  Earnings per share (each ADR represents fifteen shares) reached Ch$72.17 at September 2004, which compares to Ch$75.90 obtained at September 2003. As of September 30, 2004, the total number of outstanding shares stood at 331,316,623, registering no change with respect to the same period in 2003.

Business Development

  Operating Revenues reached Ch$89,855.4 million at September 2004 representing a real increase of 4.2% or Ch$3,617.5 million with respect to the same period last year. In this, the upward trend maintained by fee income is highlighted, recording a positive variation of Ch$4,104.3 million or 5.5% due to higher collection levels. Also contributing to the above are other operating revenues by Ch$675.4 million or 29.1% from which Ch$501.5 million were generated by consolidated affiliates and the surplus fundamentally stemming from services rendered to AFC. This favorable evolution was partially offset by lower gains on mandatory investments of Ch$1,032.2 million or 12.6% due to higher returns reached in

  2003 given the stock market recovery, adding lower financial revenues from insurance contracts prior to the current one by Ch$129.9 million or 13.1%.

  Fee Income reached Ch$78,857.4 million, representing an increment of 5.5% or Ch$4,104.3 million compared to the same period last year. It is worth pointing out that collection exceeded this percentage by increasing 9.5% mainly due to the start up of a technological change called “Unified Platform” developed in Chile for all the AFPs of BBVA at the end of July. The start up process implied that the accreditation process of collection in the individual affiliates’ accounts, a legal requirement to charge the associated fees, exhibited lower effective levels in the last two months, affecting the revenues level perceived by this concept. In this regard, the Company is taking all the necessary measures to correct this delay to perceive the respective revenues during the following months.

  In consequence, fee income from the mandatory contributions representing a 98.8% of the total fees perceived by the Company rose 5.4%, while the total number of contributors ascended to 1,376,877 at September 2004. It is important to stress within the above, that Provida has maintained its leading position in the pension industry with market shares over 40% in terms of clients.

  Moreover, regarding voluntary pension savings (APV) in force since March 2002, although they have not yet represented an important percentage of Provida’s fee income (0.3%) since the fee charging procedure’s over assets under management, they have experimented an important increment in both the volumes of administered funds as well as revenues perceived for this concept. At September 2004, the assets under management of APV ascended to Ch$101,482 million representing an increase of 22.4% with respect to the same period last year, whereas revenues perceived for this concept reached Ch$248.3 million, a 38.6% higher than the figure recorded in the same period last year. Regarding market shares within the AFP Industry, Provida has a 41.2% of the accounts administered by AFPs and 18.5% of the associated funds at August 2004. Additionally it is important to stress that throughout the industry the AFPs concentrates an 84.7% of assets under management for voluntary pension savings at June 2004 and a 70.3% of the cash flows contributed during the second quarter of the year.

  Gains on Mandatory Investments reached Ch$7,139.2 million at September 2004, representing a decrease of Ch$1,032.2 million (12.6%) with respect to the same period last year. This evolution is explained by the lower return obtained by stock markets, both local (IPSA +14.97%, IGPA +16.71%) and foreign (Dow Jones -3.57%, Nasdaq -5.32%, MSCI US Value +2.74%, Nikkei –1.28%, MSCI Europe ex UK +1.3); compared with the extraordinary return exhibited by stock markets at September 2003, both local (IPSA +43.05%, IGPA +39.28%) and foreign (Dow Jones +11.19%, Nasdaq +33.80%, MSCI US Value +15.37%, Nikkei +26.44% MSCI Europe ex UK +14.87%). As a consequence, the average weighted nominal return of the pension funds reached 7.66% at September 2004 that compares negatively with the 10.06% reached in September 2003.

  Operating Expenses decreased from Ch$65,487.5 million at September 2003 to Ch$61,407.6 million at September 2004, representing a favorable deviation of 6.2% or Ch$4,079.8 million. The latter includes higher expenses of Ch$724.2 million stemming from the consolidation of AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic, hence, in local terms the Company’s operating expenses decreased by 7.5% or Ch$4,804.1 million. This favorable evolution is basically sustained by the main operating expenses’ components, where the lower cost of L&D insurance of Ch$4,368.9 million is highlighted, as a consequence of the application of the accrued criterion to acknowledge provisions for casualty rate, which implied that only the current contract’s provisions were recognized during the period. In addition to the above, the administrative personnel remunerations decreased by Ch$929.5 million supported by lower severance payments since an extraordinary retirement plan was in force in 1H03; and savings in remunerations and benefits granted to personnel due to the lower staff in the period. Besides, lower sales personnel remuneration of Ch$361.1 million were recorded stemming from lower requirements of variable incentive payments. On the contrary, other operating expenses rose Ch$1,579.7 million basically due the redesigned of the commercial and distribution model implying the agencies’ reconversion that led to the externalization process and the services rendered to AFC.

  The Administrative Personnel Remunerations at September 2004 reached Ch$11,719.3 million, lower by Ch$929.5 million or 7.3% with respect to the same period of 2003. If the higher expenses of Ch$190.5 million stemming from the consolidation of the affiliates –AFP Genesis (Ecuador) and AFP Porvenir (The Dominican Republic)- are excluded, in local terms, the remunerations are lower by Ch$1,120.0 million (9.3%). Behind this, it is the lower staff principally related to an extraordinary retirement plan in force during the first semester of 2003 and the Company’s emphasis on the administrative staff efficiency. In figures, the average number of staff declined from 1,072 employees at September 2003 to 1,050 at September 2004.

  As a consequence, the period recorded savings in terms of severance payments and expenses associated with a lower staff level (remunerations and benefits), adding lower rewards due to the introduction of new incentive factors granted by productivity levels. Also, lower costs for seniority awards are recorded since in 2003, the Company opted to acknowledge this benefit on accrued proportion of working years and not only when the seniority requirement was reached. The cumulative effect of this accounting change was recorded in May 2003.

  With respect to the staff number at the end of the period and unlike the trend observed during the period, this increased by 2.5% from 1,036 administrative personnel at September 2003 to 1,062 at September 2004. This is part of the Company’s strategy, that has been translated into the redesigning of the marketing and distribution model, which has implied a redefinition of commercial staff and, creating sales executives specialized in pension advisory, who on account of the characteristics and profile of their position, belong to the administrative staff. This increment was offset by a larger decrease in the sales force, since the resources have been reoriented and focalized on pension advisory in order to maintain a long-term relationship with clients and so, achieving a higher fidelity.

  Sales Personnel Remuneration diminished from Ch$6,701.5 million at September 2003 to Ch$6,340.4 million at September 2004, representing a positive variation of Ch$361.1 million (5.4%). The above, included higher expenses of Ch$233.5 million stemming from the consolidation of the affiliates, hence, in local terms, the positive deviation ascended to Ch$594.6 million or 9.0%. Behind this evolution are savings in rewards due to lower extraordinary incentives for transfers given the lower commercial activity in the period and lower transfers production as a consequence of the decrease in the sales force. Additionally, the latter has implied that the period recorded savings in remunerations and benefits granted to personnel and given that most of the adjustments to the sales force occurred during 2003, savings in severance payments were additionally recorded at September 2004.

  Finally and in consistence with the redesigning of the commercial and distribution model, the sales force adjustments respond to the strategy to reorient the resources towards the pension advisory and to maintain sales agents of high productivity. In figures, the average number of sales personnel dropped from 637 at September 2003 to 568 at September 2004, representing a fall of 10.8%. Regarding the evolution at the close of each period, the sales force fell from 630 to 561 sales agents, implying a decrease of 11.0%.

  The cost of Life and Disability Insurance (L&D) reached Ch$31,093.2 million at September 2004, representing a decrease of Ch$4,368.9 million or 12.3 % with respect to the same period last year. Even though behind this evolution, there is a higher temporary premium of Ch$811.8 million resulting from higher collection levels, such effect was more than offset by Ch$5,383.3 million due to lower provisions for casualty rate concept. The latter is the consequence of the application of the accrued criterion over provisions for unfavorable casualty rate, which has implied to acknowledge the casualty rate in the contract coverage period. Therefore, at September 2004 only provisions for casualty rate of the prevailing August 2003/ December2004 policy were acknowledged in results.

  As was stated in the previous report, Provida has deeply analyzed its porfolio’s casualty rate and the basis used by the insurance companies to determine casualty values, additionally developing a predictive model for the casualty rate. One of the conclusions drawn from the above was that the casualty costs informed by the insurance companies, which are the bases use to constitute provisions, according to the regulation were not enough to effectively cover policies’ casualty rates. The latter, since the insurance contracts’ technical reserves undervalue the casualty rate costs, basically due to “the generic reserves or at average cost” which consider less casualty occurrence levels, undervaluing the effective cost of this insurance. Besides, they don’t promptly update the casualties’ economic values according to the market interest rates.

  On the other hand and by applying the insurance companies’ surplus balances for casualty provisions, the results achieved in a period are affected by casualties occurred in previous periods; it was concluded that there is not an adequate correlation between revenues and expenses of each period, which is a fundamental accounting principle. Consequently, Provida, by applying its predictive model, has started to accrue the projected casualty rate of the August2003/December2004 policy in its coverage period.

  In this regard, prior to the close of the first half of 2004, Provida submitted this information to the Superintendency of Pension Fund Administrator, an organization entitled to promulgate accounting regulations ruling the pension industry, with the intention of complementing the instructions given at the end of 2003, including the aforementioned variables to constitute the provisions for casualty rate, considering that this situation affects the pension fund industry as a whole. To date, the Superintendency of Pension Fund Administrators has not made a final ruling over the situation, informing through a note to Provida that it is analyzing the Company’s proposal in this respect.

  At the close of the first semester of 2004 and sustaining the aforementioned, total provisions for unfavorable casualty rate included Ch$8,194.9 million that corresponded to contracts prior to 2004, which were accounted for in the cumulative profits at the beginning of the period of Ch$6,801.8 million, net of taxes of Ch$1,393.1 million. Unlike previous periods, at September 2004, only the casualty rate corresponding to the August2003/December2004 policy has been accounted for in results, in a proportion of 9/17 of the total casualty rate estimated for the contract in accordance with the application of the accrued criterion previously described. Therefore, an adequate correlation between revenues and expenses is maintained in the period.

  Other Operating Expenses rose from Ch$10,675.1 million at September 2003 to Ch$12,254.8 million at September 2004, representing an increase of 14.8% or Ch$1,579.7 million. Of this figure, Ch$300.3 million stems from AFP Genesis and AFP Porvenir consolidation, so in local terms the deviation ascended to 12.6% or Ch$1,279.4 million.

  This evolution is basically associated with the redesigning of the distribution and commercial model implemented by the Company that, in conformity with its client segmentation, it has modified the service centers according to the different segments’ requirements. This corresponds to the commercial strategy aimed at improving customer service and increasing process efficiency. That’s why, the traditional branches have left most of the transactions, being mainly oriented to sales and advisory pension services and voluntary pension savings centers were created geared to sales and providing pension advisory. Additionally, a network called “BBVA Express” has been established intended to gather massive transactions such as collection and pension payments. Consequently, the latter has implied the externalization process, thus, the period recorded higher collection costs and pension payments. Besides, there were higher costs resulting from the hiring of services rendered to the AFC that generates earnings perceived as an operating component. All in all, the aforementioned has resulted in higher administrative expenses of Ch$1,455.4 million, adding higher computing costs of Ch$49.9 million in relation to connected branches as part of the agencies’ reconversion plan. Partially offsetting the above are lower commercialization expenses given less publicity and direct marketing carried out in the period, adding lower depreciation of computing devices.

  Operating Income at September 2004 reached Ch$28,447.8 million, which represented a significant increment of Ch$7,697.4 million or 37.1%. Contributing to this result, higher operating revenues as well as savings in the majority of the operating expenses’ components were recorded.

  Other Non-Operating Income (Expenses) decreased from an income of Ch$11,134.2 million at September 2003 to an income of Ch$525.8 million at September 2004, representing a negative deviation of Ch$10,608.5 million or 95.3%. Behind this evolution is the profit of Ch$9,709.3 million attained on the sale of AFPC Porvenir in Colombia in September 2003. Partially offsetting the latter, are higher earnings for renting own spaces not used by Provida; as well as revenues for Ch$554.5 million obtained on the sale of the Company’s 30% ownership in AFP Porvenir in the Dominican Republic. Such effects explain the decrease of Ch$8,625.6 million in other non-operating income net. To this are added lower results of Ch$1,919.9 million from affiliated companies (both local and foreign).

  The Results in Affiliated Companies decreased from Ch$6,464.8 million at September 2003 to Ch$4,545.0 million at September 2004, representing a negative variation of Ch$1,919.9 million or 29.7%. Internationally, the subsidiaries generated lower results of Ch$1,735.3 million for Provida due to the exclusion of AFPC Porvenir’s results in Colombia after its Ch$1,050.8 million sale. Besides, the negative effect of the Chilean peso appreciation with respect to the dollar (7.9%) acknowledged in results, adding lower profits generated by AFORE Bancomer. At local level, higher losses were generated by two affiliates -AFC and Previ.Red.com- that have not reached yet break-even point, which also contributed to this deviation.

		Sep-04	Sep-03	Change	%
Company	Country	(Million of constant Chilean pesos at September 30, 2004, except percentages)
Horizonte	Peru	1,556.5	1,713.1	(156.6)	-9.1%

Porvenir	Colombia	-	1,050.8	(1,050.8)	-100.0%

Bancomer	Mexico	3,167.3	3,829.9	(662.6)	-17.3%

Crecer	El Salvador	754.8	620.1	134.7	21.7%

DCV	Chile	38.2	48.2	(10.0)	-20.7%

PreviRed.com	Chile	(412.1)	(369.3)	(42.8)	11.6%

AFC	Chile	(559.8)	(427.9)	(131.8)	30.8%

TOTAL		4,545.0	6,464.8	(1,919.9)	-29.7%

  In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. At September 2004, this affiliate generated an income of Ch$1,556.5 million for Provida, decreasing by Ch$156.6 million or 9.1% with respect to the same period last year, basically sustained by the appreciation of the Chilean peso with respect to the dollar (7.9%) by accounting for this affiliate’ results. At September 2004, this subsidiary accounted for a total of 878,827 affiliates and assets under management for US$1,848.9 million, reaching market shares of 26% and 25% respectively, that situates it in first place in terms of affiliates and in third place in assets under management.

  In El Salvador, AFP Crecer was created in September 2000 after the merger of AFP Porvenir, Prevision and Maxima, becoming the largest pension fund administrator in the country in terms of clients. At August 2004, this AFP had a client portfolio of 621,811 with funds under management of US$910.2 million, equivalent to market shares of 55% and 48% respectively. Until October 2004, Provida Internacional had a 19.00% stake in AFP Crecer, which signified to acknowledge an income of Ch$754.8 million at September 2004, implying a growth of 21.7% with respect to the result generated in the same period last year. This figure is sustained by higher operating revenues, as well as a moderate expense increment.

  During October 2004, Provida sold its 19% equity interest in AFP Crecer to “Fondo Universal S.A. de C.V” an entity that previously had participation in such AFP. The value of the transaction -still subject to a due diligence process- ascended to US$64.35 million for 100% of the Company, corresponding to US$12.23 million for Provida which would generate an income of US$3 million. Behind this, it is the joint strategy with BBVA Group initiated in 2003 in order to arrange and reinforce Provida’s investments in Latin America, considering the rather financial nature of the investment, in a mature market with low growth perspectives and certain political risks.

  Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.5% of AFORE Bancomer´s equity interest, a company that has remained as Provida’s main investment due to its contribution in results. At September 2004 this entity generated for Provida earnings of Ch$3,167.3 million that equates to a 57.8% of the total contributed by foreign affiliates during the period. In comparison with the figure recorded at September 2003, the income of this affiliate for Provida decreased by Ch$662.6 million or 17.3% partly explained by the exchange rate effects of the Chilean peso appreciation with respect to the dollar (7.9%); and the Mexican peso depreciation with respect to the dollar (5.1%) . To this are added lower results attained in the period basically due to lower fee income and the increase of operating expenses (administration and marketing), as well as lower profits generated by its investment in a complementary line of business company (collection). At September 2004, AFORE Bancomer had a client portfolio of 4,325,072 and funds under management of US$8,035.3 million, representing market shares of 13% and 21%, respectively, situating it in second place on the market in all relevant variables.

  Finally, Local Affiliates generated a lower result for Provida of Ch$184.6 million. On one hand, the “Unemployment Funds Administrator of Chile S.A.” (AFC), an entity that started-up its operations in October 2002 and where Provida is a shareholder with 37.80%, generated a higher loss of Ch$131.8 million for the Company with respect to September 2003. This, as a result of the use of more expensive payment channels by affiliates and higher costs in relation to collection, transactions and affiliates’ statements. Regarding PreviRed.com, an electronic collection company where Provida maintains a 37.87% equity interest, this generated higher losses of Ch$42.8 million for the Company at September 2004 mainly due to higher sales expenses and depreciation charges. Finally, “DCV Investments” (DCV) generated earnings of Ch$38.2 million for Provida at September 2004, decreasing Ch$10.0 million or 20.7% over September 2003, due to tariff adjustments in the period. This company’s main purpose is to invest in entities engaged in public offering securities and Provida participates with a 23.14% stake, the rest of its main shareholders being other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com) adding other financial institutions that also participate.

  Interest Expenses at September 2004 decreased by Ch$142.6 million or 13.3% with respect to September 2003. This evolution was originated by the reduction of the Company’s long- term obligations (the syndicated loan and related companies loans) to finance mergers of previous years. Partially compensating the above are the temporary financing requirements of working capital that increased the use of credit lines.

  At September 2004 Price Level Restatement recorded a loss of Ch$442.9 million, a negative variation of Ch$126.0 million or 39.7% with respect to the loss of Ch$316.9 million at September 2003. This is explained by the higher inflation applied over the Company’s net liability exposure in the period that, in the cumulative result at September 2004 reached 1.8%, comparing negatively with the inflation of 1.3% recorded in the same period last year.

  The expense for Income Taxes at September 2004 was lower by Ch$1,638.9 million or 24.3% with respect to the same period last year due to in September 2003 the tax of Ch$3,751.0 million attained on the sale of AFPC Porvenir in Colombia was recognized.
  Excluding this effect, the income tax expense increased by Ch$2,112.1 million as a result of the tax rate increase from 16.5% to 17.0%, and the adjustments on tax expenses during the period basically corresponding to differed taxes in view of 2003 tax liquidation made in April 2004.

  Total Assets at September 2004 reached Ch$236,661.0 million, representing an increase of Ch$2,121.9 million with respect to the close of September 2003. The increment of Ch$9,997.1 million in mandatory investments favorably contributed to this evolution as a result of both the normal contributions by the growing client salary base and the positive returns obtained by the pension funds during the period. Additionally, current assets rose by Ch$1.884,7 million, from which Ch$1,473.5 million stem from accounts receivable to related companies basically referred to tax payments by BBVA Pensiones that were already reimbursed; and balances corresponding to operations with BBVA Seguros and the AFC. Adding to the above are higher receivable fees of Ch$2,426.2 million due to the amounts that were left for deposit into the Company’ s account, which were subsequently paid at the close of the period. The aforementioned was partially offset by lower deferred of Ch$2,623.1 million. Regarding other assets, they decreased by Ch$9,521.4 million basically due to the lower goodwill resulting from the sale of 30% stake of AFP Porvenir in the Dominican Republic in May 2004 and the periodic amortization at local and foreign level.

  Total Liabilities expanded to Ch$1,296.2 million or 1.2%, from Ch$69,854.1 million at September 2003 to Ch$71,150.3 million at September 2004. Behind the above is the lower the long-term debt assumed to finance mergers and acquisitions carried out in previous periods decreased by Ch$8,484.6 million (short and long term portions), effect partially overshadowed by the higher current liabilities mainly related to the use of baking credit lines to finance working capital.

  Shareholders’ Equity increased from Ch$164,684,9 million at September 30, 2003 to Ch$165,380.7 million at the close of September 2004, representing a positive deviation of Ch$695,8 million or 0.4%. This evolution is basically explained by the higher level of retained profits of Ch$3,484.9 million in light of the generation an retention of profits of previous periods. Partially offsetting the above, is the negative balance of other reserves of Ch$1,381.1 million that implied a decrease of Ch$2,872.6 million with respect to the positive balance registered last year. The latter due to the cumulative effect of the exchange rate decrease applied in the conversion of Provida Intenacional’s investments, which is accounted in dollars and its exchange rate effect recognized in the account “cumulative adjustment by exchange rate” in equity.

  The Exchange Rate at September 2004 was Ch$608.90 per dollar, while at the same date of the previous year this was Ch$660.97 per dollar. During the first nine months of 2004, a depreciation of the Chilean peso with respect to the dollar of 2.5% was registered, while an appreciation of 8.0% was recorded in the same period of last year.

CONSOLIDATED INCOME STATEMENT

	Sep-04	Sep-03	Change	% Change
	(Million of constant Chilean pesos at September 30, 2004, except percentages)
OPERATING REVENUES
Fee income	78,857.4	74,753.1	4,104.3	5.5%
Gains on mandatory investments	7,139.2	8,171.4	(1,032.2)	-12.6%
Rebates on L&D insurance	863.8	993.7	(129.9)	-13.1%
Other operating revenues	2,995.1	2,319.7	675.4	29.1%

Total Operating Revenues	89,855.4	86,237.9	3,617.5	4.2%

OPERATING EXPENSES
Administr. personnel remunerations	(11,719.3)	(12,648.8)	929.5	-7.3%
Sales personnel remunerations	(6,340.4)	(6,701.5)	361.1	-5.4%
L&D insurance	(31,093.2)	(35,462.0)	4,368.9	-12.3%
Other operating expenses	(12,254.8)	(10,675.1)	(1,579.7)	14.8%

Total Operating Expenses	(61,407.6)	(65,487.5)	4,079.8	-6.2%

OPERATING INCOME	28,447.8	20,750.4	7,697.4	37.1%

OTHER INCOME (EXPENSES)
Gains on investments	98.2	57.4	40.8	71.1%
Profit (loss) in affil. companies	4,545.0	6,464.8	(1,919.9)	-29.7%
Amortization of goodwill	(3,915.9)	(3,795.5)	(120.4)	3.2%
Interest expense	(929.9)	(1,072.5)	142.6	-13.3%
Other income net	1,171.4	9,797.0	(8,625.6)	-88.0%
Price level restatement	(442.9)	(316.9)	(126.0)	39.7%
Total Other Income (Expenses)	525.8	11,134.2	(10,608.5)	-95.3%

INCOME BEFORE TAXES	28,973.5	31,884.6	(2,911.1)	-9.1%
INCOME TAXES	(5,098.6)	(6,737.5)	1,638.9	-24.3%
MINORITY INTEREST	36.0	(0.0)	36.0

NET INCOME	23,910.9	25,147.1	(1,236.2)	-4.9%

CONSOLIDATED BALANCE SHEET

	Sep-04	Sep-03	Change	%
	(Million of constant Chilean pesos at September 30, 2004, except percentages)
ASSETS
Current Assets	16,048.7	14,163.9	1,884.7	13.3%
Marketable Securities - Reserve	101,114.7	91,117.6	9,997.1	11.0%
Premises and Equipment	26,264.1	26,502.7	(238.6)	-0.9%
Other Assets	93,233.5	102,754.8	(9,521.4)	-9.3%

TOTAL ASSETS	236,661.0	234,539.1	2,121.9	0.9%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	67,787.5	64,369.5	3,418.0	5.3%
Long-Term Liabilities	3,362.8	5,484.6	(2,121.8)	-38.7%
Minority Interest	130.0	0.1	129.9	206204.8%
Shareholders´ Equity	165,380.7	164,684.9	695.8	0.4%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	236,661.0	234,539.1	2,121.9	0.9%

CONSOLIDATED CASH FLOW STATEMENT

	Sep-04	Sep-03	Change	%
	(Million of constant Chilean pesos at September 30, 2004, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	24,545.2	22,563.2	1,982.0	8.8%
Total Operating Revenues	86,505.5	67,001.3	19,504.2	29.1%
Total Operating Expenses	(61,960.3)	(44,438.1)	(17,522.2)	39.4%

CASH FLOW FROM FINANCING ACTIVITIES	(26,014.1)	(5,132.4)	(20,881.7)	-406.9%

CASH FLOW FROM INVESTING ACTIVITIES	1,797.7	4,400.3	(2,602.6)	-59.1%

TOTAL NET CASH FLOW	328.8	21,831.1	(21,502.3)	-98.5%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE THIRD QUARTER 2004 (3Q04)

  Net Income of the third quarter 2004 reached Ch$7,543.1 million, representing a decrease of 17.3% or Ch$1,581.8 million with respect to the third quarter of 2003 (3Q03). This evolution is basically explained by the lower non-operating result since in September 2003 the extraordinary profit of Ch$9,709.3 million attained on the sale of AFPC Porvenir in Colombia was recognized. Likewise, in operating terms and partially offsetting the above, the Company’s result increased by Ch$4,650.0 million (135.2%) with respect to 3Q03, mainly due to the lower level of operating expenses recorded in the period stemming from the application of the accrued criterion over provisions for casualty rate. Besides, there were higher operating revenues resulting from both higher gains on mandatory investments as well as higher revenues from the consolidation of the affiliates (AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic).
	3Q04	3Q03	Change	%
	(Million of constant Chilean pesos at September 30, 2004, except percentages)
Operating Income	9,110.1	3,873.1	5,237.0	135.2%
Total Operating Revenues	29,589.3	29,002.3	587.0	2.0%
Total Operating Expenses	(20,479.2)	(25,129.2)	4,650.0	-18.5%
Other Income (Expenses)	219.8	9,795.4	(9,575.6)	-97.8%
Income Taxes	(1,822.8)	(4,543.6)	2,720.8	-59.9%
Minority Interest	36.0	(0.0)	36.0
Net Income	7,543.1	9,124.9	(1,581.8)	-17.3%

  With respect to operating results, lower costs for life and disability insurance stand out, due to the application of the accrued criterion for casualty rate in the contract coverage period; as well as savings in sales personnel remunerations concerning lower payments for variable incentives (commissions and rewards) given the lower commercial activity in the period. Moreover, operating revenues increased as a result of higher gains on mandatory investments and higher revenues from the consolidation of affiliates. These effects were partially offset by lower fee income due to a punctual problem in processing the collection caused by launching the unified platform, and lower financial revenues stemming from previous insurance contracts in view of lower cash flow surplus administered by the insurance company.

  In non-operating terms, the result basically decreased due to the earnings generated on the sale of AFPC Porvenir, Colombia in September 2003; also, the price level restatement recorded higher losses due to the higher inflation applied during the quarter over the Company’s net liability exposure (0.08% for 3Q03 versus 1.05% for 3Q04); as well as, revenues of Ch$121.5 million in light of the exchange rate effect, resulting from the sale of the aforementioned affiliate in September 2003. The latter was partially offset by the better results achieved by local and foreign affiliates that overshadowed the exclusion of AFPC Porvenir’s results in Colombia.

  Earnings per share (each ADR represents fifteen shares) during 3Q04 reached Ch$22.77 (Ch$27.54 in 3Q03). At the close of 3Q04, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 3Q03.

  Operating Revenues ascended to Ch$29,589.3 million in 3Q04, representing an increase of Ch$587.0 million or 2.0% with respect to 3Q03. This evolution is sustained by the favorable contribution of gains on mandatory investments of Ch$703.8 million and revenues from the consolidation of affiliates of Ch$196.5 million recorded as other operating revenues. However, the above was partially offset by lower fee income owing to a specific delay in the accreditation process of collection due to the implementation of new technology; as well as a decrease of the financial revenues from previous insurance contracts due to higher payments for casualty rate by the insurance companies and therefore, lower cash flows surplus administered by them.

•	Fee income reached Ch$24,813.8 million in 3Q04, representing a decrease of Ch$216.5 million or 0.9% with respect to 3Q03. Although, the period maintained the upward trend in collection levels, the implementation of new technology in collection led to a specific delay in the accreditation process in individual capitalization accounts, which is a previous regulatory requirement to charge fees of the respective collection. In fact, the collection surpassed 8.9% the level obtained in 3Q03, and the Company has taken all the necessary measures to normalize the process and thus, to perceive the respective fees during the period. The average number of contributors in 3Q04 ascended to 1,394,982 and according to the information available at August 2004, the Company maintains its leading position with a market share of 41.4%.

•	Gains on Mandatory Investments increased from Ch$2,872.9 million in 3Q03 to Ch$3,576.7 million in 3Q04, representing an increase of Ch$703.8 million or 24.5%. The results of the quarter were improved by lower interest rates for the local long-term fixed income -(BCU (Central Bank bonds expressed in UF) 5 years –18 bp, BCU 10 years –48 bp, BTU 20 (Treasury Bonds) –24 bp)-, in a scenario where more than 50% of assets under management are invested in local fixed income instruments. In figures, the mandatory investment nominal return reached 3.7% in 3Q04 that compares positively with the 3.3% in 3Q03.

•

Operating Expenses ascended to Ch$20,479.2 million during 3Q04, decreasing by Ch$4,650.0 million or 18.5% with respect to 3Q03; and Ch$4,853.6 million or 19.7% if the consolidation effect of the affiliates -AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic- is set aside. In local terms, this evolution is sustained by lower expenses of Ch$4,972.0 million from the life and disability insurance, as a consequence that in the period, and unlike previous ones, just the casualty rate of the current contract was acknowledged due to the application of the accrued criterion; as well as the lower temporary premium given the lower accreditation level for collection. Adding to this figure are local savings in sales remunerations of Ch$384.1 million basically associated with lower payments of variable incentives due to the lower commercial activity in the period. Other operating expenses partially offset the above, which locally registered a negative deviation of Ch$519.1 million referring to the redesigning of the commercial and distribution model that implied the agencies’ reconversion leading to the externalization process; adding the costs related to the services rendered to the AFC.

•	The Administrative Personnel Remunerations slightly increased by 0.4% or Ch$17.1 million, from Ch$4,119.5 million in 3Q03 to Ch$4,136.7 million in 3Q04. However, if higher expenses of Ch$33.8 million from the consolidation of affiliates AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic are excluded from this evolution, thus, locally, the administrative personnel remuneration decreased by Ch$16.7 million (0.4%). Behind this evolution, there are lower expenses for severance payments due to in 3Q03 the reduction process of administrative staff continued, as well as lower rewards granted to sales supervisors and administrative personnel in conformity with the new incentive factors for productivity. This was partially offset by higher training expenses related to the new technological platform and the training school of BBVA Group in Chile aimed at the development of managers and professional personnel, adding the increase of some benefits for employees (basically allowances) resulting from the staff increment.

  It is worth mentioning that the average administrative staff, unlike previous periods, increased from 1,038 employees in 3Q03 to 1,054 in 3Q04 as a consequence of the redesigning of the commercial and distribution model that led to the sales personnel redefinition. The latter has implied the creation of executives specialized in pension advisory, that due to their characteristics and profiles of their position are members of the administrative staff. The aforementioned has been offset by a larger decrease in the sales force reorienting a part of the resources to the pension advisory aimed at strengthening a long term relationship with the clients in order to increase their fidelity

  Sales Personnel Remuneration decreased from Ch$2,326.5 million in 3Q03 to Ch$2,004.8 million in 3Q04, implying a favorable deviation of Ch$321.7 million (13.8%); and Ch$384.1 million (16.9%) by excluding the higher expenses associated with the consolidation of affiliates AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic. Furthermore, this result owed to a higher commercial activity in 2003 mainly associated with voluntary pension savings after the competitiveness among AFPs strengthened through the multiple funds start up which led to higher payments of extraordinary incentives (rewards) during the period. Additionally and as a consequence of the redesigning of the commercial model and also the adjustments to sales force since 2003 onwards in order to maintain the staff profile more oriented to pension advisory that currently in part belong to administrative staff, the volume of transfers decreased and consequently the commission payments.

  In figures the average number of sale agents decreased from 631 in 3Q03 to 562 3Q04, representing a drop of 69 workers or 10.9%.

  Regarding Life and Disability Insurance (L&D) expense, it reached Ch$9,955.2 million in 3Q04, lower by Ch$4,972.0 million or 33.3% with respect to the figure recorded in 3Q03. During the period, the temporary premium decreased by Ch$584.2 million due to the lower accreditation of collection in the period as a consequence of specific problems in the processing system originated by the new technological platform start-up. Consequently, a lower fee level was registered despite the increase of collection and, thus, lower levels of temporary premiums related to such fees were paid to the insurance company.

  In addition to the above, lower provisions for unfavorable casualty rate of Ch$4,543.6 million were recorded in 3Q04. Unlike previous periods, they corresponded as a whole to the current prevailing policy and therefore, they are not affected by those contracts whose coverage period have expired. The latter, by the application of the accrued criterion over provisions for casualty rate in order to maintain an adequate correlation between revenues and expenses in each period, a fundamental accounting principle, and so reflecting the Company’s results during each period. As a complement, it is important to point out that during June, the provisions for casualty rate corresponding to previous periods, were acknowledged for accrued results (shareholder’s equity) corresponding to previous periods.

  Other Operating Expenses reached Ch$4,382.5 million in 3Q04, an increase of 16.7% or Ch$626.5 million with respect to 3Q03; and 14.8% or Ch$519.1 million if higher expenses from the consolidation of AFP Genesis in Ecuador and AFP Porvenir in the Dominican Republic are excluded. In domestic terms, the deviation corresponded to higher administration expenses of Ch$548.3 million related to the redesigning of the distribution and commercial model that implied agencies’ reconversion to satisfy separately the clients’ needs. Since the aforementioned implied to release a great percentage of transactions to branches, this was translated into higher expenses for the externalization of collection and pension payments; as well as expenses for real state renting to adopt the infrastructure to the new requirements. Additionally, the hiring of outsourcing services to the AFC is recorded which generates revenues acknowledged as an operating component, plus higher computing expenses of Ch$21.3 million referred to connection of branches in relation to the agencies’ reconversion process previously described. Partially offsetting the above are savings in commercialization expenses of Ch$49.4 million basically due to lower direct marketing and sales support with respect to 2003 since in that year a higher commercial activity was registered, which required higher promoting support.

  Operating Income ascended to Ch$9,110.1 million, a significant increase of 135.2% or Ch$5,237.0 million with respect to 3Q03 sustained by both, higher volumes of operating revenues and lower expense levels previously described.

  Other Non-Operating Revenues (Expenses) diminished from an income of Ch$9,795.4 million in 3Q03 to an income of Ch$219.8 million in 3Q04, representing an unfavorable variation of Ch$9,575.6 million (97.8%). This evolution was affected by the extraordinary profit of Ch$9,709.3 million attained on the sale of AFPC Porvenir in Colombia in September 2003. Furthermore, there were higher losses of Ch$309.8 million on the price level restatement, given the higher inflation applied on the Company´s net liability exposure (0.08% in 3Q03 versus 1.05% in 3Q04), and the income for the exchange rate of Ch$121.5 million generated on the sale of the aforementioned affiliate. Both, local and foreign affiliates generated better results which partially offset the above and overshadowed the exclusion of AFPC Porvenir’s results in Colombia.

  The Results in Affiliated Companies increased from Ch$1,494.1 million in 3Q03 to Ch$1,703.0 million in 3Q04, a favorable deviation of 14.0% or Ch$208.9 million. Internationally, the total of foreign affiliates experienced an increment in their results, which together contributed to a higher profit of Ch$246.5 million for Provida that overshadowed the exclusion of AFPC Porvenir’s results in Colombia after its sale (Ch$179.6 million). Locally speaking, and although PreviRed.com and AFC have not yet reached break even point, they positively contributed with Ch$150.8 million to Provida’s results by decreasing their losses in the quarter. This effect was partially offset by lower results of Ch$8.7 million of DCV due to the downward rate adjustment applied to tariffs during this year.

		3Q04	3Q03	Change	%
Company	Country	(Million of constant Chilean pesos at September 30, 2004, except percentages)
Horizonte	Peru	633.9	517.6	116.3	22.5%
Porvenir	Colombia	-	179.6	(179.6)	-100.0%
Bancomer	Mexico	1,036.9	972.1	64.8	6.7%
Crecer	El Salvador	235.2	169.8	65.4	38.5%
DCV	Chile	7.4	16.0	(8.7)	-54.1%
PreviRed.com	Chile	(120.6)	(171.1)	50.5	-29.5%
AFC	Chile	(89.7)	(190.0)	100.3	-52.8%

TOTAL		1,703.0	1,494.1	208.9	14.0%
  Interest Expenses decreased by Ch$78.6 million due to the reduction of the long term debt resulting from the amortization of most of such obligations, effect partially offset by a larger temporal use of short-term credit lines to finance the Company’s working capital.

  Expenses for Income Tax decreased by Ch$2,720.8 million or 59.9% with respect to 3Q03 due to the fact that the tax on the sale of AFPC Porvenir in Colombia of Ch$3,751.0 million was included in September 2003. As a consequence, by excluding the aforementioned effect, the income tax increased by Ch$1,030.2 million as a result of the higher prevailing tax rate (16.5% in 2003 versus 17.0% in 2004), and higher provisions in relation to deferred taxes.

  In the 3Q04 the Exchange Rate recorded a depreciation of 4.3%, figure that compares with the depreciation of 5.5% recorded in 3Q03.

CONSOLIDATED INCOME STATEMENT

	3Q04	3Q03	Change	% Change
	(Million of constant Chilean pesos at September 30, 2004, except percentages)
OPERATING REVENUES
Fee income	24,813.8	25,030.3	(216.5)	-0.9%
Gains on mandatory investments	3,576.7	2,872.9	703.8	24.5%
Rebates on L&D insurance	76.1	236.4	(160.3)	-67.8%
Other operating revenues	1,122.8	862.7	260.1	30.1%

Total Operating Revenues	29,589.3	29,002.3	587.0	2.0%

OPERATING EXPENSES
Administr. personnel remunerations	(4,136.7)	(4,119.5)	(17.1)	0.4%
Sales personnel remunerations	(2,004.8)	(2,326.5)	321.7	-13.8%
L&D insurance	(9,955.2)	(14,927.2)	4,972.0	-33.3%
Other operating expenses	(4,382.5)	(3,755.9)	(626.5)	16.7%

Total Operating Expenses	(20,479.2)	(25,129.2)	4,650.0	-18.5%

OPERATING INCOME	9,110.1	3,873.1	5,237.0	135.2%

OTHER INCOME (EXPENSES)
Gains on investments	24.7	12.3	12.4	100.3%
Profit (loss) in affil. companies	1,703.0	1,494.1	208.9	14.0%
Amortization of goodwill	(1,272.4)	(1,253.0)	(19.4)	1.5%
Interest expense	(317.4)	(396.0)	78.6	-19.8%
Other income net	197.0	9,743.3	(9,546.3)	-98.0%
Price level restatement	(115.2)	194.7	(309.8)	-159.2%

Total Other Income (Expenses)	219.8	9,795.4	(9,575.6)	-97.8%

INCOME BEFORE TAXES	9,329.9	13,668.5	(4,338.6)	-31.7%

INCOME TAXES	(1,822.8)	(4,543.6)	2,720.8	-59.9%
MINORITY INTEREST	36.0	(0.0)	36.0

NET INCOME	7,543.1	9,124.9	(1,581.8)	-17.3%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: November 10, 2004	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: November 10, 2004	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.